Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

DRAFT CME GROUP EMPLOYEE LETTER

PRIVILEGED AND CONFIDENTIAL

Dear Team,

Today, CME Group and NYMEX announced a definitive agreement for CME Group to acquire NYMEX for approximately $9.5 billion. We expect this acquisition to close in late 2008 subject to regulatory and shareholder approval and acceptance of the repurchase of NYMEX memberships by at least 75 percent of NYMEX members. More information on the terms of the deal is provided in our press release.

We believe that CME Group is the best partner to grow NYMEX’s business. This strategic transaction joins the world’s leading financial and agricultural exchange with the world’s leading energy exchange, providing customers with the full spectrum of commodity products on one platform. Through our combination, we will create a diversified company well-positioned to compete globally with other cash, over-the-counter (OTC) and regulated markets and participate in the fast growing global energy market. As you know, CME Group and NYMEX have enjoyed a long-standing relationship and have been partners since NYMEX products were first listed on CME Globex in 2006. Today, approximately one million NYMEX contracts are traded on CME Globex every day. This transaction takes us to the next level in the evolution of our high growth businesses and builds on the benefits created by our existing technology agreement:

•

Customers will benefit from the extension of our 2006 technology agreement, ensuring permanent electronic access to NYMEX products on the CME Globex platform. Customers also will be able to streamline their operations as CME Group will be their single point of contact for both technology and clearing. Customers also will benefit from new energy and commodity product development and spread trading strategies among CME Group and NYMEX products.

•

Shareholders will benefit from approximately $60 million in cost synergies as well as additional business opportunities. The combined company will be well-positioned to generate future growth by pairing our distribution network with NYMEX exchange-traded and over-the-counter (OTC) energy and metals products, including its ClearPort® OTC clearing platform.

•

Employees of the combined company will have new opportunities associated with serving new markets, customers and geographies. With operations in New York, we also will have a chance to even better serve our New York-based customers.

We know that you will have questions about how this acquisition impacts you individually. While we do not have all of the answers today, we are committed to keeping you informed throughout the acquisition process. We do know that this combination will create tremendous opportunity and long-term growth. At the same time, as in most mergers and acquisitions, we also want to acknowledge that job loss will be a difficult, but necessary part of this deal. We will ensure that we have the talent we need to maintain NYMEX operations in New York, as well as develop and grow the NYMEX product lines, electronic trading functionality and customer base. As with the CME/CBOT merger, we will be limited in what we can say and do related to staffing until we have regulatory approval for this acquisition. And, just as with the CME/CBOT merger, any acquisition-related job losses will be implemented after the close of this deal; anyone who loses his or her job as a result of the acquisition will receive severance benefits. Today we have posted an Employee Q&A for you to review and set up our Just Ask site for you to post questions. As we are traveling today for this announcement, we have asked Bryan Durkin to

DRAFT CME GROUP EMPLOYEE LETTER

PRIVILEGED AND CONFIDENTIAL

lead a brief, standing-room only all-employee meeting at 9:30 a.m. Central time in the CME Auditorium, which you can attend in person, via phone (domestic: 888.899.7789; international: 913.312.4173; passcode 217362) or through Web cast. We will continue to update you throughout the process.

We also want to encourage you to learn more about the value that this acquisition holds. Though many of us have great familiarity with the NYMEX business because of our technology partnership, we also want to direct your attention to some additional resources - a summary of NYMEX capabilities and its ClearPort clearing platform, the company newsletter and the NYMEX Web site. Please remember that it is important that we speak with one voice about this merger. Forward any calls from the media to Corporate Communications at 466-4613; direct calls from investors or analysts to Investor Relations at 930-8491.

Change is constant in our business, and we know from experience that it is not always easy. The last year has been a very successful time for CME Group, but also a very demanding time. As we embark on this strategic acquisition, we thank you for your help thus far and ask for your support and flexibility going forward. We must continue to focus on our goals for 2008, our CME/CBOT integration milestones and our commitment to providing excellent customer service while NYMEX integration planning is in progress.

Sincerely,

Craig Gill

Important Merger Information

In connection with the proposed transaction, NYMEX Holdings and CME Group intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a joint proxy statement/prospectus. Such documents, however, are not currently available. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CME Group and NYMEX Holdings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000.

CME Group and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME Group’s directors and executive officers is available in CME Group’s proxy statement, dated March 15, 2007, for its 2007 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.